Exhibit 99.(h)(ii)(b)

Dated:  July 1, 2011

Schedule D

PERFORMANCE STANDARDS

1.             Transaction Processing

Transaction Type Performance Standards

Transaction Type	Unacceptable — Penalty	Standard Performance	Exceptional — Award
1. New Accounts	<90.1%	90.1% - 99.3%	>99.4%
2. Financial	<98.6%	98.6% - 99.9%	100.0%
3. Non-Financial	<94.9%	94.9% - 98.5%	>98.6%
4. Overall	<97.4%	97.4% - 99.0%	>99.1%

•                  Performance will be measured by NQR based on a sample of approximately 266 account transactions each month and reported monthly.  Transactions will be reviewed for accuracy and timeliness.  All “exceptions” will be noted.  A transaction with no “exceptions” will result in such transaction being deemed “acceptable.”  The above table identifies the percentage of acceptable transactions from the sample pool during the applicable time period.  Penalties or awards will be paid quarterly based on quarterly averages.

•                  Penalties or Awards will be applied quarterly to the next transfer agent fee bill following receipt of the data from NQR.

•                  Penalties will be waived for any quarter during which the overall transaction volume is increased by 30 percent or more versus the prior four-quarter average volume.

•                  Awards will be waived for any quarter during which the overall transaction volume is decreased by 30 percent or more versus the prior four-quarter average volume.

•                  Standards are subject to revision annually each June based on the previous four quarters of performance data from NQR.

•                  Measurement under the standards above will begin 7/1/11 and penalties and awards under this Schedule will begin in third quarter 2011.

•                  Each of the four transaction processing categories will be measured separately.  Transaction processing penalties or awards will be assessed for each category separately where the performance of an individual category falls in a penalty or award range.

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2.             Telephone Service Quality

Performance Standard

BNYM telephone quality must be rated by NQR to fall within 2.70 to 2.90 for each quarter.

Measurement	Unacceptable — Penalty	Standard Performance	Exceptional — Award
1. Call Quality as Rated by NQR	Rating by NQR below 2.71	Rating by NQR of 2.71 to 2.89	Rating by NQR above 2.89
2. Call Answer Rate as Measured by BNYM Call Monitoring System	< 97%	97% - 98%	> 98%
3. Average Speed of Answer as Measured by BNYM Call Monitoring System	> 30 seconds	30 – 20 seconds	< 20 seconds

•                  Performance will be measured by NQR each month and reported monthly.  Call Quality will be evaluated by NQR based on its 27-point evaluation process, and shall include a review of approximately 40 calls per month.  Call Answer Rates are based on the percentage of all calls during the period that are answered by the Transfer Agent and not abandoned.  The Average Speed of Answer will be for all calls answered during the measurement period.  Penalties or awards will be paid quarterly based on quarterly averages.

•                  Penalties or Awards will be applied quarterly to the next transfer agent fee bill following receipt of the data from NQR.

•                  Penalties will be waived for any quarter during which the overall call volume is increased by 30 percent or more versus the prior four-quarter average volume.

•                  Awards will be waived for any quarter during which the overall call volume is decreased by 30 percent or more versus the prior four-quarter average volume.

•                  Standards are subject to revision annually each June based on the previous four quarters of performance data from NQR.

•                  Measurement under the standards above will begin 7/1/11 and penalties and awards under this Schedule will begin in third quarter 2011.

•                  Each of the three telephone service quality categories will be measured separately.   Telephone service quality penalties or awards will be assessed for each category separately where the performance of an individual category falls in a penalty or award range.

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3.             Maximum Penalties and Awards

	Quarterly Per Category	Quarterly Total	Annual Per Category	Annual Total
Transaction Processing
Unacceptable — Penalty	$31,250	$125k	$125k	$500k
Standard	$0	$0	$0	$0
Exceptional — Award	$12,500	$50k	$50k	$200k

Telephone Service Quality
Unacceptable — Penalty	$41,666.67	$125k	$166,666.67	$500k
Standard	$0	$0	$0	$0
Exceptional — Award	$16,666.67	$50k	$66,666.67	$200k

Additional penalties or awards will be assessed as follows where the performance of all seven measured transaction processing and telephone service categories falls in a penalty or award range.

	Quarterly	Annual
Additional Penalty/Award
All Categories Unacceptable — Penalty	$125k	$500k
Standard	$0	$0
All Categories Exceptional — Award	$50k	$200k

NQR Fees and Expenses.

The Transfer Agent will pay all fees and expenses of NQR for the performance measurement services performed by NQR pursuant to this Schedule D for the period from July 1, 2011 to June 30, 2012 (“NQR Fees”) as they come due.  NQR Fees are estimated to be approximately $115,000.  In the event that the Transfer Agent meets or exceeds the Standard Performance level in the “overall” transaction processing category and in at least two of the three telephone service categories in every quarter during the one-year period, the Funds will reimburse the Transfer Agent for the NQR Fees.

Potential Cumulative BNYM Penalties and Awards.

Total potential Annual Penalties - $1.5 million + NQR fees

Total potential Annual Awards - $600k + NQR fees

4.             Service-Related Termination Guidelines

(a)           Subject to Sections 4(b) and 4(c) below, the Funds may terminate this Agreement in the event of a “Performance Breach”, which is hereby defined to mean the occurrence of any one or more of the following:

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(i)                                     The occurrence during any rolling four-quarter period of both (A) a Performance Failure (as defined below) for two consecutive quarters in the “overall” category of transaction processing, and (B) a Performance Failure for two consecutive quarters in any two of the three telephone service quality categories;

(ii)                                  A Performance Failure for three consecutive quarters in the same “Service Category”, which is hereby defined to mean any one of the four transaction processing categories and any one of the three telephone service quality categories.

(b)           The Funds may terminate this Agreement in the event of a Performance Breach: (i) if they give the Transfer Agent written notice of the Performance Breach and their intention to terminate the Agreement due to the Performance Breach, (ii) if the Transfer Agent does not during the 60 business days following its receipt of such notice perform the relevant service in accordance with the Standard Performance for the applicable category, and (iii) the Funds then provide a written notice to the Transfer Agent within 30 days of the end of the foregoing 60-dat period that the Agreement is terminated as of the date specified in the notice.

(c)           A quarter shall be excluded from the application and operation of Sections 4(a) and 4(b):

(i)                                     with respect to a Performance Failure that may occur with respect to that quarter relating to transaction processing if transaction volume during the quarter exceeds by 30% or more the “Average Transaction Volume”, which is hereby defined to mean the quotient obtained by dividing (i) the total number of transactions during the immediately preceding four quarters, by (ii) 4; and

(ii)                                  with respect to a Performance Failure that may occur with respect to that quarter relating to telephone service quality if call volume during the quarter exceeds by 30% or more the “Average Call Volume”, which is hereby defined to mean the quotient obtained by dividing (i) the total number of calls during the immediately preceding four quarters, by (ii) 4.

For clarification: No circumstances that would otherwise constitute a Performance Failure in a transaction processing category shall constitute such a Performance Failure if the circumstances occur during a quarter that satisfies the conditions set forth in clause (i) of this Section 4(c), and no circumstances that would otherwise constitute a Performance Failure in a telephone service quality category shall constitute a Performance Failure if the circumstances occur during a quarter that satisfies the conditions set forth in clause (ii) of this Section 4(c).  Such a quarter would additionally not be counted in determining any rolling four-quarter period or any consecutive quarter period.

(d)           “Performance Failure” means performance during a particular quarter in a particular transaction processing category or telephone service quality categories that is below the Standard Performance level.

[All Signatures Appear On Following Page]

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MUNDER SERIES TRUST		BNY Mellon Investment Servicing (U.S.) Inc.

By:	/s/ Stephen J. Shenkenberg	By:	/s/ Susan M. Frasu

Name:	Stephen J. Shenkenberg	Name:	Susan M. Frasu

Title:	Vice President	Title:	Senior Vice President

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